Exhibit 99.1

NiCE Reports 10% Year-Over-Year Revenue Growth Driven by 14.6% Cloud

Revenue Growth in First Quarter 2026

•	Q1 2026 AI ARR increased 66% year over year

•	Share repurchases in Q1 2026 of $253 million

•	Company raises full-year 2026 EPS guidance

Hoboken, New Jersey, May 6, 2026 - NiCE (NASDAQ: NICE) today announced results for the first quarter ended March 31, 2026, as compared to the corresponding period of the previous year.

First Quarter 2026 Financial Highlights*

GAAP	Non-GAAP
Total revenue was $768.6 million and increased 9.8%	Total revenue was $768.6 million and increased 9.8%
Cloud revenue was $603.4 million and increased 14.6%	Cloud revenue was $603.4 million and increased 14.6%
Operating income was $126.8 million with operating margin of 16.5%	Operating income was $199.7 million with operating margin of 26.0%
Diluted EPS was $0.77	Diluted EPS was $2.64
Net cash provided by operating activities was $179.2 million

*For all periods presented, there were no adjustments to the GAAP revenue, and thus the non-GAAP revenue is equal to the GAAP revenue presented.

“We delivered a solid start to 2026, reflecting disciplined execution and strong momentum across our AI-native CX platform,” said Scott Russell, CEO of NiCE. “In the first quarter, we exceeded the high end of our guidance on both revenue and non-GAAP EPS, and delivered cloud revenue growth of 14.6% year over year. AI remains a powerful growth driver, with AI ARR increasing 66% year over year and included in 100% of our CXone enterprise deals, highlighting the growing adoption of our AI solutions at scale. International markets were another area of strength, with 30% revenue growth as we continue to expand large enterprise deployments globally.”

Mr. Russell continued, “Eight months after closing Cognigy, integration is ahead of plan and execution is accelerating. Together, NiCE and Cognigy offer the only fully AI-native CX platform that unifies voice, digital, and agentic AI at enterprise scale, delivering measurable outcomes for customers in production environments. AI is expanding our market opportunity beyond the contact center, and with strong bookings momentum, and increasing partner contribution, we are well positioned to extend our leadership in CX AI and drive sustained growth in 2026 and beyond.”

GAAP Financial Highlights for the First Quarter Ended March 31:

Revenues:

First quarter 2026 total revenues increased 9.8% year over year to $768.6 million compared to $700.2 million for the first quarter of 2025.

Gross Profit:

First quarter 2026 gross profit was $494.8 million compared to $468.1 million for the first quarter of 2025. First quarter 2026 gross margin was 64.4% compared to 66.9% for the first quarter of 2025.

Operating Income:

First quarter 2026 operating income was $126.8 million compared to $148.2 million for the first quarter of 2025. First quarter 2026 operating margin was 16.5% compared to 21.2% for the first quarter of 2025.

Net Income:

First quarter 2026 net income was $46.8 million compared to $129.3 million for the first quarter of 2025. First quarter 2026 net income margin was 6.1% compared to 18.5% for the first quarter of 2025.

Fully Diluted Earnings Per Share:

Fully diluted earnings per share for the first quarter of 2026 was $0.77 compared to $2.01 in the first quarter of 2025.

Cash Flow and Cash Balance:

First quarter 2026 operating cash flow was $179.2 million. In the first quarter of 2026, $253.3 million was used for share repurchases. As of March 31, 2026, total cash and cash equivalents, and short-term investments were $304.1 million, with no outstanding debt.

Non-GAAP Financial Highlights for the First Quarter Ended March 31:

Revenues:

First quarter 2026 non-GAAP total revenues increased 9.8% year over year to $768.6 million compared to $700.2 million for the first quarter of 2025.

Gross Profit:

First quarter 2026 non-GAAP gross profit was $525.5 million compared to $489.2 million for the first quarter of 2025. First quarter 2026 non-GAAP gross margin was 68.4% compared to 69.9% for the first quarter of 2025.

Operating Income:

First quarter 2026 non-GAAP operating income was $199.7 million compared to $213.6 million for the first quarter of 2025. First quarter 2026 non-GAAP operating margin was 26.0% compared to 30.5% for the first quarter of 2025.

Net Income:

First quarter 2026 non-GAAP net income was $160.1 million compared to $185.0 million for the first quarter of 2025. First quarter 2026 non-GAAP net income margin totaled 20.8% compared to 26.4% for the first quarter of 2025.

Fully Diluted Earnings Per Share:

First quarter 2026 non-GAAP fully diluted earnings per share was $2.64 compared to $2.87 for the first quarter of 2025.

Second Quarter and Full Year 2026 Guidance:

Second-Quarter 2026:

Second-quarter 2026 non-GAAP total revenues are expected to be in a range of $761 million to $771 million, representing 5.5% year over year growth at the midpoint.

Second-quarter 2026 non-GAAP fully diluted earnings per share are expected to be in a range of $2.60 to $2.70.

Full-Year 2026:

Full-year 2026 non-GAAP total revenues are reiterated and expected to be in a range of $3,170 million to $3,190 million, representing 8.0% year over year growth at the midpoint.

Full-year 2026 non-GAAP fully diluted earnings per share are now expected to be in a range of $10.98 to $11.18.

The above full year 2026 guidance includes the updated expectation of 13%-15% year over year growth in cloud revenue.

Quarterly Results Conference Call

NiCE management will host its earnings conference call today, May 6, 2026, at 8:30 AM ET, 13:30 GMT, 15:30 Israel, to discuss the results and the company's outlook. A live webcast and replay will be available on the Investor Relations page of the Company’s website. To access, please register by clicking here: https://www.nice.com/investor-relations/upcoming-event.

Explanation of Non-GAAP measures

Non-GAAP financial measures are included in this press release. Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude share-based compensation, amortization of acquired intangible assets, acquisition related expenses, gains on intercompany foreign currency transactions, amortization of deferred financing costs, amortization of discount on debt, the tax effect of the Non-GAAP adjustments, and the tax rate impact resulting from the non-U.S. intercompany transaction.

The Company believes that these Non-GAAP financial measures, used in conjunction with the corresponding GAAP measures, provide investors with useful supplemental information about the ongoing financial performance of our business. Our management regularly uses our supplemental Non-GAAP financial measures internally to understand, manage and evaluate our business and to make financial, strategic and operating decisions. These Non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Our Non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. These Non-GAAP financial measures may differ materially from the Non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and Non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income. The Company provides guidance only on a Non-GAAP basis. A reconciliation of guidance from a GAAP to Non-GAAP basis is not available due to the unpredictability and uncertainty associated with future events that would be reported in GAAP results and would require adjustments between GAAP and Non-GAAP financial measures, including the impact of future possible business acquisitions. Accordingly, a reconciliation of the guidance based on Non-GAAP financial measures to corresponding GAAP financial measures for future periods is not available without unreasonable effort.

About NiCE

NiCE (NASDAQ: NICE) is transforming the world with AI that puts people first. Our purpose-built AI-powered platforms automate engagements into proactive, safe, intelligent actions, empowering individuals and organizations to innovate and act, from interaction to resolution. Trusted by organizations throughout 150+ countries worldwide, NiCE’s platforms are widely adopted across industries connecting people, systems, and workflows to work smarter at scale, elevating performance across the organization, delivering proven measurable outcomes.

Investor Relations Contact

Ryan Gilligan, +1-551-417-2531, ir@nice.com, ET

Omri Arens, +972 3 763-0127, ir@nice.com, CET

Corporate Media Contact

Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Trademark Note: NiCE and the NiCE logo are trademarks or registered trademarks of NICE. All other marks are trademarks of their respective owners. For a full list of NiCE trademarks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements may be identified by words such as “believe”, “expect”, “seek”, “may”, “will”, “intend”, “should”, “project”, “anticipate”, “plan”, and similar expressions. Forward-looking statements are based on the current beliefs, expectations and assumptions of the Company’s management regarding the future of the Company’s business, performance, future plans and strategies, projections, anticipated events and trends, the economic environment, and other future conditions. Examples of forward-looking statements include guidance regarding the Company’s revenue and earnings and the growth of our cloud, analytics and artificial intelligence business.

Forward looking statements are inherently subject to significant uncertainties, contingencies, and risks, including, economic, competitive and other factors, which are difficult to predict and many of which are beyond the control of management. The Company cautions that these statements are not guarantees of future performance, and investors should not place undue reliance on them. There are or will be important known and unknown factors and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. These factors, include, but are not limited to, risks associated with changes in economic and business conditions, competition, successful execution of the Company’s growth strategy, success and growth of the Company’s cloud Software-as-a-Service business, difficulties in making additional acquisitions or effectively integrating acquired operations, products, technologies and personnel, the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners, rapid changes in technology and market requirements, the implementation of AI capabilities in certain products and services; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications, loss of market share, cyber security attacks or other security incidents, privacy concerns and legislation impacting the Company’s business, changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, including those arising from political instability or armed conflict that may disrupt our business and the global economy, our ability to recruit and retain qualified personnel, the effect of newly enacted or modified laws, regulation or standards on the Company and our products, and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”).

You are encouraged to carefully review the section entitled “Risk Factors” in our latest Annual Report on Form 20-F and our other filings with the SEC for additional information regarding these and other factors and uncertainties that could affect our future performance. The forward-looking statements contained in this press release speak only as of the date hereof, and the Company undertakes no obligation to update or revise them, whether as a result of new information, future developments or otherwise, except as required by law.

###

NICE LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	March 31,	December 31,
	2026	2025
	Unaudited	Audited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$257,539	$379,388
Short-term investments	46,528	38,010
Trade receivables	767,275	737,954
Prepaid expenses and other current assets	230,404	223,780

Total current assets	1,301,746	1,379,132

LONG-TERM ASSETS:
Property and equipment, net	194,095	189,395
Deferred tax assets	178,867	198,213
Other intangible assets, net	551,482	587,599
Operating lease right-of-use assets	75,850	78,064
Goodwill	2,437,484	2,440,532
Prepaid expenses and other long-term assets	243,121	233,095

Total long-term assets	3,680,899	3,726,898

TOTAL ASSETS	$4,982,645	$5,106,030

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$101,917	$100,782
Deferred revenues and advances from customers	356,096	303,911
Current maturities of operating leases	13,591	13,742
Accrued expenses and other liabilities	591,244	469,192

Total current liabilities	1,062,848	887,627

LONG-TERM LIABILITIES:
Deferred revenues and advances from customers	57,479	61,392
Operating leases	72,485	75,059
Deferred tax liabilities	16,454	109,993
Other long-term liabilities	96,999	95,431

Total long-term liabilities	243,417	341,875

SHAREHOLDERS' EQUITY
Nice Ltd's equity	3,676,380	3,876,528

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$4,982,645	$5,106,030

NICE LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands (except per share amounts)

	Quarter ended
	March 31,
	2026	2025
	Unaudited	Unaudited

Revenue:
Cloud	$603,365	$526,323
Services	123,968	140,203
Product	41,284	33,666
Total revenue	768,617	700,192

Cost of revenue:
Cloud	219,410	179,474
Services	48,270	46,243
Product	6,138	6,363
Total cost of revenue	273,818	232,080

Gross profit	494,799	468,112

Operating expenses:
Research and development, net	97,476	89,102
Selling and marketing	185,106	161,434
General and administrative	85,467	69,407
Total operating expenses	368,049	319,943

Operating income	126,750	148,169

Financial and other income, net	(19,318)	(15,850)

Income before tax	146,068	164,019
Taxes on income	99,254	34,729
Net income	$46,814	$129,290

Earnings per share:
Basic	$0.78	$2.04
Diluted	$0.77	$2.01

Weighted average shares outstanding:
Basic	59,920	63,354
Diluted	60,603	64,368

NICE LTD. AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENTS
U.S. dollars in thousands
	Quarter ended
	March 31,
	2026	2025
	Unaudited	Unaudited

Operating Activities

Net income	$46,814	$129,290
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	61,842	43,441
Share-based compensation	35,392	43,337
Amortization of premium and discount and accrued interest on marketable securities	(109)	(2,275)
Deferred taxes, net	(74,061)	(21,537)
Changes in operating assets and liabilities:
Trade Receivables, net	(30,141)	4,678
Prepaid expenses and other current assets	9,190	28,555
Operating lease right-of-use assets	2,960	5,897
Trade payables	2,291	(53,291)
Accrued expenses and other current liabilities	96,097	49,518
Deferred revenue	49,426	69,574
Operating lease liabilities	(3,443)	(10,189)
Amortization of discount on debt	—	421
Gains on intercompany foreign currency transactions	(17,835)	—
Other	823	(2,348)
Net cash provided by operating activities	179,246	285,071

Investing Activities

Purchase of property and equipment	(9,376)	(3,667)
Purchase of Investments	(15,748)	(49,454)
Proceeds from sales of marketable investments	7,192	58,358
Capitalization of internal use software costs	(21,080)	(16,766)
Payments for business acquisitions, net of cash acquired	—	(36,466)
Net cash used in investing activities	(39,012)	(47,995)

Financing Activities

Proceeds from issuance of shares upon exercise of options	57	675
Purchase of treasury shares	(253,250)	(252,329)
Payment of deferred financing costs	(2,470)	—
Net cash used in financing activities	(255,663)	(251,654)

Effect of exchange rates on cash and cash equivalents	(2,870)	1,147

Net change in cash, cash equivalents and restricted cash	(118,299)	(13,431)
Cash, cash equivalents and restricted cash, beginning of period	$382,007	$485,032

Cash, cash equivalents and restricted cash, end of period	$263,708	$471,601

Reconciliation of cash, cash equivalents and restricted cash reported in the consolidated balance sheet:
Cash and cash equivalents	$257,539	$469,532
Restricted cash included in other current assets	$6,169	$2,069
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	$263,708	$471,601

NICE LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
U.S. dollars in thousands (except per share amounts)

	Quarter ended
	March 31,
	2026	2025
GAAP revenues	$768,617	$700,192
Non-GAAP revenues	$768,617	$700,192

GAAP cost of revenue	$273,818	$232,080
Amortization of acquired intangible assets on cost of cloud	(26,942)	(15,403)
Cost of cloud revenue adjustment (1)	(2,391)	(3,178)
Cost of services revenue adjustment (1)	(1,320)	(2,455)
Cost of product revenue adjustment (1)	(9)	(22)
Non-GAAP cost of revenue	$243,156	$211,022

GAAP gross profit	$494,799	$468,112
Gross profit adjustments	30,662	21,058
Non-GAAP gross profit	$525,461	$489,170

GAAP operating expenses	$368,049	$319,943
Research and development (1)	(3,282)	(4,693)
Sales and marketing (1)	(10,288)	(15,414)
General and administrative (1,2)	(19,585)	(19,558)
Amortization of acquired intangible assets	(9,155)	(4,693)
Non-GAAP operating expenses	$325,739	$275,585

GAAP financial and other income, net	$(19,318)	$(15,850)
Amortization of discount on debt	—	(421)
Amortization of deferred financing costs	(128)	—
Gains on intercompany foreign currency transactions	17,835	—
Non-GAAP financial and other income, net	$(1,611)	$(16,271)

GAAP taxes on income	$99,254	$34,729
Tax adjustments re non-GAAP adjustments	(57,981)	10,093
Non-GAAP taxes on income	$41,273	$44,822

GAAP net income	$46,814	$129,290
Amortization of acquired intangible assets	36,097	20,096
Share-based compensation (1)	36,875	44,925
Acquisition related expenses (2)	—	395
Amortization of discount on debt	—	421
Amortization of deferred financing costs	128	—
Gains on intercompany foreign currency transactions	(17,835)	—
Tax adjustments re non-GAAP adjustments	57,981	(10,093)
Non-GAAP net income	$160,060	$185,034

GAAP diluted earnings per share	$0.77	$2.01

Non-GAAP diluted earnings per share	$2.64	$2.87

Shares used in computing GAAP diluted earnings per share	60,603	64,368

Shares used in computing non-GAAP diluted earnings per share	60,603	64,368

NICE LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS (continued)
U.S. dollars in thousands

(1)	Share-based compensation

	Quarter ended
	March 31,
	2026	2025

Cost of cloud revenue	$2,391	$3,178
Cost of services revenue	1,320	2,455
Cost of product revenue	9	22
Research and development	3,282	4,693
Sales and marketing	10,288	15,414
General and administrative	19,585	19,163
	$36,875	$44,925

(2)	Acquisition related expenses

	Quarter ended
	March 31,
	2026	2025

Cost of cloud revenue	$—	$—
Research and development	—	—
Sales and marketing	—	—
General and administrative	—	395
	$—	$395

NICE LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP NET INCOME TO NON-GAAP EBITDA
U.S. dollars in thousands

	Quarter ended
	March 31,
	2026	2025
	Unaudited	Unaudited

GAAP net income	$46,814	$129,290
Non-GAAP adjustments:
Depreciation and amortization	61,842	43,441
Share-based compensation	35,392	43,337
Financial and other income, net	(19,318)	(15,850)
Acquisition related expenses	—	395
Taxes on income	99,254	34,729
Non-GAAP EBITDA	$223,984	$235,342

NICE LTD. AND SUBSIDIARIES
NON-GAAP RECONCILIATION - FREE CASH FLOW FROM CONTINUING OPERATIONS
U.S. dollars in thousands

	Quarter ended
	March 31,
	2026	2025
	Unaudited	Unaudited

Net cash provided by operating activities	$179,246	$285,071

Purchase of property and equipment	(9,376)	(3,667)
Capitalization of internal use software costs	(21,080)	(16,766)

Free Cash Flow (a)	$148,790	$264,638

(a)        Free cash flow from continuing operations is defined as operating cash flows from continuing operations less capital expenditures of the continuing operations and less capitalization of internal use software costs.